MANAGEMENT DISCUSSION AND ANALYSIS

Management's Discussions and Analysis of Financial Conditions and Results of Operations ("MD&A") should be read in conjunction with the unaudited interim consolidated financial statements for the six months ended July 31, 2006 and the audited consolidated financial statements and MD&A for the year ended January 31, 2006. This MD&A is based on reported earnings in accordance with United States generally accepted accounting principles (GAAP).

Dectron's interim consolidated financial statements have been prepared using the same accounting policies as described in note 1 of Dectron's audited consolidated financial statements for the year ended January 31, 2006. Please refer to Note 2 of the interim consolidated financial statements for the six months ended July 31, 2006 for further information.

Information filed with the U.S. Securities and Exchange commission, and reports filed with the Canadian Securities regulatory authorities, can be found on-line at www.sec.gov and www.sedar.com respectively, as well as on our corporate web site at www.dectron.com.

Forward-looking information

Certain statements contained in this MD&A constitute forward-looking statements. Forward-looking statements include, but are not limited to, Dectron Internationale's statements regarding liquidity, anticipated cash needs and availability and anticipated expense levels. All forward-looking statements included in this MD&A are based on information available to Dectron Internationale on the date hereof, and Dectron Internationale assumes no obligation to update any such forward-looking statement. Dectron Internationale's actual results could differ materially from those in such forward-looking statements.

Critical Accounting Policies

Dectron's consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States (GAAP). These accounting principles require us to make certain estimates, judgments and assumptions. We believe that the estimates, judgments and assumptions upon which we rely are reasonable based upon information available to us at the time that these estimates, judgments and assumptions are made. These estimates, judgments and assumptions can affect the reported amounts of assets and liabilities as of the date of the financial statements, as well as the reported amounts of revenues and expenses during the periods presented. To the extent there are material differences between these estimates, judgments or assumptions and actual results, our financial statements will be affected. The significant accounting policies that we believe are the most critical to aid in fully understanding and evaluating our reported financial results include the following:

Revenue Recognition

Dectron recognizes revenue for finished products when the goods are shipped and title passes to the customer, provided that there are no uncertainties regarding customer acceptance, persuasive evidence of an arrangement exist, the sales price is fixed or determinable, and collectibility is deemed probable.

Deferred Revenue

Dectron has sold extended warranty contracts covering a period of four to nine years beyond the one year basic guarantee. The deferred revenue is recognized as income over the four to nine year period on a straight-line basis commencing one year from the sale of the contracts.

Intangible Assets and Goodwill

Dectron accounts for intangible assets and goodwill in accordance with Statement of Financial Accounting Standards (SFAS) 142, "Goodwill and Other Intangible Assets", which was adopted by Dectron on February 1, 2002 in accordance with that statement, goodwill and intangible assets with indefinite lives are no longer amortized, but rather tested for impairment at least annually. Goodwill represents the excess of purchase price over the fair value of identifiable assets acquired in a purchase business combination. Intangible assets with estimable useful lives, consisting of patents, trademarks, and rights, are amortized on a straight-line basis over the estimated useful lives of 5 to 15 years, and are reviewed for impairment in accordance with SFAS 144, "Accounting for the Impairment of Long-Lived Assets".

Goodwill and intangible assets with definite lives are tested annually for impairment in accordance with the provisions of SFAS 142.

Impairment of goodwill is tested at the reporting unit level by comparing the reporting unit's carrying amount, including goodwill, to the fair value of the reporting unit. The fair values of the reporting units are estimated using a combination of the income or discounted cash flows approach and the market approach, which utilizes comparable companies' data. If the carrying amount of the reporting unit exceeds its fair value, then a second step is performed to measure the amount of impairment loss, if any. Any impairment loss would be expensed in the consolidated statements of earnings. The impairment test for intangibles with indefinite useful lives consists of a comparison of the fair value of the intangible assets with its carrying amount. When the carrying amount of the intangible assets exceeds its fair value, an impairment loss would be recognized for the difference.

Intangible assets with estimable lives and other long-lived assets are reviewed for impairment when events or changes in circumstances indicate that the carrying amount of an asset or assets group may not be recoverable in accordance with SFAS 144. Recoverability of intangible assets with estimable lives and other long- lived assets is measured by a comparison of the carrying amount of an assets or asset group to future net undiscounted pretax cash flows expected to be generated by the assets or asset group. If these comparisons indicated that an asset is not recoverable, the impairment loss recognized is the amount by which the carrying amount of the asset or the asset group exceeds the related estimated fair value.

Foreign Currency Translation

Dectron maintains its books and records in Canadian dollars. Foreign currency transactions are translated using the temporal method. Under this method, all monetary items are translated into Canadian funds at the rate of exchange prevailing at balance sheet date. Non-monetary items are translated at historical rates. Income and expenses are translated at the rate in effect on the transaction dates. Transaction gains and losses are included in the determination of earnings for the year.

The translation of the financial statements from Canadian dollars into United States dollars is performed for the convenience of the reader. Balance sheet accounts are translated using closing exchange rates in effect at the balance sheet date and income and expense accounts are translated using an average exchange rate prevailing during each reporting period. No representation is made that the Canadian dollar amounts could have been, or could be, converted into United States dollars at the rates on the respective dates and or at any other certain rates. Adjustments resulting from the translation are included in the accumulated other comprehensive income in stockholder's equity.

Income Taxes

As part of the process of preparing our financial statements, we will be required to estimate our income taxes in each of the jurisdictions in which we operate. This process will involve estimates of our actual current tax exposure together with assessing temporary differences resulting from differing treatment of items, such as depreciation and amortization, for tax and accounting purposes.

Selected Financial Information

(in thousands of dollars, except share data)	July 31, 2006	January 31,
		2006
FINANCIAL POSITION	$	$

Cash and cash equivalents	1,308	1,519
Total Assets	39,280	36,449
Total Debt	5,220	2,082

Shareholder's equity	12,703	12,193
- per common share	4.03	3.86

Working capital	8,813	4,021
Working capital ratio	1.43:1	1.19:1

Weighted average number of common shares outstanding (basic)	3,155,000	3,155,000
Weighted average number of common shares outstanding (diluted)	3,251,752	3,155,000

Results of Operations

Six month period ended July 31, 2006 compared to Six month period ended July 31, 2005.

Revenues for the six months ended July 31, 2006 were $27.1 million, a $3.3 million (13.8%) increase over the prior period last year revenues of $23.8 million. The growth is attributed to sales of Dectron dehumidification units for water parks as well as stronger international sales in the Circul-aire division.

Gross profit increased by $1.7 million to $7.2 million from $5.6 million in the same period last year. As a percentage of revenues, gross profit increased to 26.7% from 23.4% last year. The gross profit margin was positively affected by a stronger sales mix of products.

Selling expenses increased by $744,000 to $3.4 million in the six months ended July 31, 2006 compared to $2.6 million for the period ended July 31, 2005. The increase is primarily due to higher commissions paid on the increased sales levels and the costs of attending trade shows. As a percentage of revenues, selling and marketing expenses increased to 12.5% from 11.1%. The majority of our selling, general and administrative expenses are incurred in Canadian dollars; accordingly the expenses as presented in U.S. dollars increased approximately 8% in conjunction with the appreciation of the Canadian dollar versus the U.S. dollar over the period. Consequently selling expenses increased by $273,000 as a result of the foreign exchange fluctuation.

General and administrative expenses increased by $332,000 (19.1%) to $2.1 million from $1.7 million for the period ended July 31, 2005. The increase is primarily a result of foreign exchange fluctuations ($167,000), loss of rental income following the disposal of the Liberty Drive operations and the sale of the property last year ($110,000) and the stock compensation charge for the options granted ($48,000) . As a percentage of revenues, general and administrative actually decreased to 7.7% from 7.3%.

Depreciation and amortization expenses increased to $774,000 in the six months ending July 31, 2006 compared to $644,000 in 2005 due to the amortization of deferred charges. Financing expenses increased ($142,000) to $539,000 from $398,000 due to increased utilization of the line of credit and the assumption of new debt.

There were no discontinued operations in the six months ending July 31, 2006. The losses, net of taxes, in the first two quarters of 2005 were $651,000 resulting from the discontinued operations of Liberty Drive Property, Inc.

Net earnings in the six months period ending July 31, 2006 was $328,000 (or $0.10 per share) compared to net loss of $541,000 (or $0.17 per share) in the corresponding period in 2005.

EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization) is a non-GAAP measure used by many in the industry as a measurement of operational performance. For the six month period ended July 31, 2006 EBITDA (as defined below) increased 50.1% over the previous year to $1.8 million from $1.2 million.

EBITDA RECONCILIATION
Six Months Ended July 31,
(in thousands of dollars)
	2006	2005	Change
Net income	$328	$(541)
Before
Income Taxes	148	40
Items related to
discontinued operations	-	651
Interest	539	398
Depreciation &
Amortization	774	644
EBITDA	$1,789	$1,192	50.1%
% of sales	7.7%	5.0%

Liquidity and Capital Resources

Our cash requirements are primarily for working capital, capital expenditures and principal payments on our capital lease obligations. Historically, these cash needs have been met by cash flows from operations as well as borrowings under our revolving credit facility.

Dectron had a net decrease in cash of $211,000 for the six months period ended July 31, 2006. Dectron had working capital (current assets less current liabilities) of $8.8 million at July 31, 2006 an increase of $4.8 million from the working capital of January 31, 2006. The increase is due to the reclassification of loans receivable (from a company under common control) to short-term as management believes they will be repaid in the current fiscal year as well as higher accounts receivable and inventory due to improved sales activity. The principal source of cash was from advances from long-term debt in the amount of $3.1 million, accounts payables in the amount of $1.9 million and the repayment of some loans receivable. The principal uses of cash were an increase in account receivables and inventory of $2.2 million and $1.5 million respectively.

As previously reported, the Company refinanced its primary operating credit line and currently has a Cdn$15,000 secured credit arrangement with a Canadian chartered bank. Borrowing availability is calculated as a function of "eligible accounts receivable" and "eligible inventory" each as defined in the Line of Credit Agreement. Dectron's borrowings under the line of credit bear interest at Canadian prime plus 0.5%, which at July 31, 2006 amounted to 6.5%. Interest on any borrowings is payable monthly. All borrowings are collateralized by our assets. At that time the Company also secured a Cdn $ 5.0 million term loan, the proceeds of which were used to refinance the existing long-term debt and for working capital.

OFF-BALANCE SHEET ARRANGEMENTS

We do not have any off-balance sheet arrangements.

Contractual Obligations and Commercial Commitments

Our significant contractual obligations as of July 31, 2006 are for debt and operating leases. As of July 31, 2006, we had an outstanding balance on our line of credit of $9,683 and do not have any purchase obligations. We have not engaged in off-balance sheet financing, commodity contract trading or significant related party transactions.